                                                           File No.  70-09623


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        ------------------------------

                                AMENDMENT NO. 2

                                       TO

                                   FORM U-1
                        -------------------------------

                           APPLICATION OR DECLARATION

                                    under the

                  PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                     * * *

                     AMERICAN ELECTRIC POWER COMPANY, INC.
                     1 Riverside Plaza, Columbus, Ohio 43215
                    ---------------------------------------
              (Name of company or companies filing this statement
                  and address of principal executive office)

                                     * * *

                      AMERICAN ELECTRIC POWER COMPANY, INC.
               1Riverside Plaza, Columbus, Ohio 43215 (Name of top
             registered holding company parent of each applicant or
                                   declarant)

                                     * * *

                A. A. Pena, Senior Vice President and Treasurer
                  American Electric Power Service Corporation
                     1 Riverside Plaza, Columbus, Ohio 43215

          Susan Tomasky, Executive Vice President and General Counsel
                  American Electric Power Service Corporation
                     1 Riverside Plaza, Columbus, Ohio 43215
                    ---------------------------------------
                  (Names and addresses of agents for service)


      American Electric Power Company, Inc. hereby amends its Declaration on Form U-1, in File No. 70-09623, as follows:

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION
         -----------------------------------

      By adding to Item 1 the following paragraph:
            At the annual meeting of shareholders of American Electric Power Company, Inc. ("AEP") held on April 26, 2000, the holders of a majority of the shares of the Common Stock, $6.50 par value, of AEP outstanding and entitled to vote duly voted to approve the American Electric Power System 2000 Long-Term Incentive Plan.

      By amending Item 1, section D, to read as follows:
            Rule 54 provides that in determining whether to approve certain transactions other than those involving an exempt wholesale generator ('EWG') or a foreign utility company ('FUCO'), as defined in the 1935 Act, the Commission will not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO if Rule 53(a), (b) and
      (c) are satisfied. All applicable conditions of Rule 53(a) are currently satisfied except for clause (1). As of March 31, 2000, AEP, through its subsidiary, AEP Resources, Inc., had aggregate investment in FUCOs of $918,907,000. This investment represents approximately 53.2% of $1,727,264,000, the average of the consolidated retained earnings of AEP reported on Forms 10-Q and 10-K for the four consecutive quarters ended March 31, 2000. However, AEP was authorized to invest up to 100% of its consolidated retained earnings in EWGs and FUCOs (HCAR No. 26864, April 27, 1998) (the '100% Order') in File No. 70-9021. Although AEP's aggregate investment exceeds the 50% 'safe harbor' limitation contained in Rule 53, AEP's aggregate investment is below the 100% limitation authorized under the 100% Order.

            As of September 30, 1997, the most recent period for which financial statement information was evaluated in the 100% Order, AEP's consolidated capitalization consisted of 47.4% common and preferred equity and 52.6% debt. As of March 31, 2000, AEP's consolidated capitalization consisted of 38.1% common and preferred equity and 61.9% debt. The requested authorization will have no impact on AEP's consolidated capitalization ratios on a pro forma basis. AEP believes this ratio remains within acceptable ranges and limits. Further, AEP's interests in EWGs and FUCOs have contributed positively to its consolidated earnings.

            AEP will continue to maintain in conformity with United States generally accepted accounting principles and make available the books and records required by Rule 53(a)(2). AEP does, and will continue to, comply with the requirement that no more than 2% of the employees of AEP's operating utility subsidiaries shall, at any one time, directly or indirectly, render services to an EWG or FUCO in which AEP directly or indirectly owns an interest, satisfying Rule 53(a)(3). And lastly, AEP will continue to submit a copy of Item 9 and Exhibits G and H of AEP's Form U5S to each of the public service commissions having jurisdiction over the retail rates of AEP's operating utility subsidiaries, satisfying Rule 53(a)(4). Rule 53(c) is inapplicable by its terms because the proposals contained herein do not involve the issue and sale of securities (including any guarantees) to finance an acquisition of an EWG or FUCO.

            Rule 53(b). (i) Neither AEP nor any subsidiary of AEP is the subject of any pending bankruptcy or similar proceeding; (ii) AEP's average consolidated retained earnings for the four most recent quarterly periods ($1,727,264,000) represented an increase of approximately $33,566,000 (or 2.0%) in the average consolidated retained earnings from the previous four quarterly periods ($1,693,698,000); and (iii) for the fiscal year ended December 31, 1999, AEP did not report operating losses attributable to AEP's direct or indirect investments in EWGs and FUCOs.

            As noted, AEP was authorized to invest up to 100% of its consolidated retained earnings in EWGs and FUCOs. In connection with its consideration of AEP's application for the 100% Order, the Commission reviewed AEP's procedures for evaluating EWG or FUCO investments. Based on projected financial ratios and on procedures and conditions established to limit the risks to AEP involved with investments in EWGs and FUCOs, the Commission determined that permitting AEP to invest up to 100% of its consolidated retained earnings in EWGs and FUCOs would not have a substantial adverse impact upon the financial integrity of the AEP, nor would it have an adverse impact on any of the utility subsidiaries or their customers, or on the ability of state commissions to protect the utility subsidiaries or their customers.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS
         ---------------------------------
      The following exhibits are filed as part of this statement:
      (a)   Exhibit:

            A     Past-Tense opinion of counsel.


                                    SIGNATURE
      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Amendment to be signed on its behalf by the undersigned thereunto duly authorized.
                                    AMERICAN ELECTRIC POWER COMPANY,INC.


                                    By:  /s/ A. A. Pena
                                        ----------------
                                         A. A. Pena
                                         Treasurer
June 26, 2000

                                                                       EXHIBIT A
(614) 223-1628



June 26, 2000



Securities and Exchange Commission
Office of Public Utility Regulation
450 Fifth Street, N.W.
Washington, D.C.  20549-1004

RE:   American Electric Power Company, Inc.

Ladies and Gentlemen:

I have acted as counsel to American Electric Power Company, Inc. (the "Company") in connection with a Declaration on Form U-1 of the Company (the "Declaration") under the Public Utility Holding Company Act of 1935. In the Declaration, the Company stated that it proposed to solicit proxies, to be voted at the Annual Meeting of Shareholders of the Company to be held on April 26, 2000, with respect to the election of directors, approval of auditors, and a proposal to authorize approval of the American Electric Power System 2000 Long-Term Incentive Plan ("2000 Plan") (the "Proposal").

I have been informed by the Company that the 2000 annual meeting of shareholders of the Company was duly called and held on April 26, 2000, at which a quorum was present in person or by proxy and acting throughout; and that at such meeting holders of a majority of the shares of Common Stock outstanding and entitled to vote duly voted to authorize approval of the 2000 Plan.

In this connection, I have examined the Charter and By-Laws of the Company and the 2000 Plan and have made such other investigations as I deemed necessary. Based on the foregoing, it is my opinion that:

      1. The Company is a corporation validly organized and duly existing under the laws of the State of New York; and

      2. In the event that the Proposal is effected in accordance with the Declaration, (a) all state laws applicable to the proposed transaction will have been complied with, (b) the consummation of the proposed transaction will not violate the legal rights of the holders of any securities issued by the Company or any associate company thereof, (c) shares of Common Stock issued and sold by the Company pursuant to the 2000 Plan will be validly issued, full paid and nonassessable, and the holders thereof will be entitled to the rights and privileges appertaining thereto set forth in the Charter and (d) the Company will legally acquire any shares of its Common Stock necessary for the operation of the 2000 Plan.

I consent to this opinion being filed as an exhibit to the Company's Amendment No. 2 to its Declaration in the above file under the Public Utility Holding Company Act of 1935.

Very truly yours,

s\Thomas S. Ashford

Thomas S. Ashford